EXHIBIT 4.2B


                                   RESOLUTION


         RESOLVED, that the board of directors of General Communication, Inc. approves and otherwise authorizes, subject to shareholder approval, amending the Company's Amended and Restated 1986 Stock Option Plan to provide an upper limit per year of 500,000 shares of Company Class A common stock on the number of shares that may be granted to a participant in the plan and as otherwise allowed under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted pursuant to that Section 162(m);

         RESOLVED FURTHER, that the president or the president's designee is directed to take those steps necessary to seek shareholder approval of this amendment to the plan at the Company's 2002 annual meeting of shareholders.

         DATED this 7th day of February, 2002.



                                   /s/
                                   John M. Lowber
                                   Secretary